Exhibit 99.1

Change of Registered Office Address

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 3 June 2026:  Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) wishes to advise that for the purposes of ASX Listing Rule 3.14, the Company’s registered office address has changed to the below, effective 3 June 2026.

Address:

Level 15, 500 Collins Street

Melbourne

VIC 3000.

This announcement was authorised by the Board of Directors of Alterity Therapeutics Limited.